Technology Applications International Corporation

18851 N.E. 29th Avenue, Suite 700,

Adventura, Florida, 33180

Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Technology Applications International Corporation Amendment No. 5 to Registration Statement on Form S-1 Filed September 4, 2012 File No. 333-183683

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed April 16, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 22, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 20, 2012

File No. 000-53878

         January 31, 2013

Dear Ms. Long,

This letter sets forth the response of Technology Applications International Corporation (“TAIC” or the “Company”) to the Staff’s comment letter dated January 28, 2013.  Further, we have filed an Amendment No. 4 to Registration Statement on Form S-1 filed September 4, 2012, to address the comments as referenced in our responses below.

Registration Statement on Form S-1

Executive Compensation and Corporate Governance, page 43

1. Please update the disclosure to reflect compensation for the year ended December 31, 2012, which is your most recently completed fiscal year. Please note that you must also continue to disclose the compensation for the year ended December 31, 2011 in your summary compensation table. Refer to Item 402 of Regulation S-K.

Response: The Company has revised accordingly.

Exhibits

2. Please file all instruments defining the rights of holders of each of the securities being registered. See Item 601(b)(4) of Regulation S-K.

Response: All instruments defining the rights of holders of each of the securities being registered has been submitted and attached as exhibits.

Exhibit 5.1

3. Please have counsel revise the opinion to opine whether the S-1 warrants are binding obligations under the law of the jurisdiction governing the warrant agreement. See Section II.B.1.f. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: The Company has had its counsel revise its Legal Opinion as requested.

Exhibit 23.1

4. Please file a currently dated consent of your independent registered public accounting firm.

Response: The Company has filed a currently dated consent from our independent registered public accounting firm.

Technology Applications International Corporation

/s/Charles J. Scimeca

Name: Charles J. Scimeca

Title: Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer